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SEC
Mail Processing
Section

FEB 24 2017

Washington DC
406

SEC

17005637

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMorgan & Company Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 500
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Santaguida (415)788-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd, Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Santaguida, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMorgan & Company Capital Advisors LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 22 day of February, 20 17, by John Santaquida, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TERESA PASILLAS NOORY
Commission # 2020050
Notary Public - California
San Francisco County
My Comm. Expires Apr 15, 2017

(Seal)

Signature [signature]

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
McMorgan & Company Capital Advisors, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of McMorgan & Company Capital Advisors, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMorgan & Company Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
San Jose, California

February 22, 2017

FINANCIAL STATEMENTS

ASSETS

Cash and cash equivalents	$	420,003
Placement fee receivable		116,654
Other assets		9,748
Total assets	$	546,405

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	45,117
Due to Parent Company		110,589
Total liabilities		155,706
MEMBER'S EQUITY		390,699
Total liabilities and member's equity	$	546,405

The accompanying notes are an integral part of these financial statements..

Note 1 – Organization

McMorgan & Company Capital Advisors, LLC (the "Company"), was incorporated on October 1, 2012 ("Inception"), in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), and is a wholly-owned subsidiary of McMorgan & Company LLC (the "Parent"). The Company is in the business of providing investment management services to employee benefit plans. The Company also provides solicitation, support, and client relations services to certain retirement/benefit plan investment advisory clients in the Taft-Hartley market space.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates include the useful life of the intangible asset and the collectability of placement fee receivable.

Cash and cash equivalents – Cash and cash equivalents consist of demand deposits and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Placement fee receivable – Placement fee receivable is presented net of estimated uncollectible amounts. The normal payment terms are generally 30 to 90 days from the invoice date, which are billed according to the agreement terms. The Company records an allowance for estimated uncollectible accounts in an amount approximating probable losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. As of December 31, 2016, management believes all receivables are deemed collectible.

Intangible asset – The Company has an intangible asset which consists of a license to operate as a broker-dealer and was acquired in connection with the purchase of Radiant Securities, LLC, see Note 3. The Company later changed its name to McMorgan & Company Capital Advisors, LLC. This asset is being amortized on a straight-line basis over the period of expected benefit with no estimated residual value. The life of the intangible is determined to be four years and was fully amortized as of December 31, 2016.

The intangible asset is evaluated and accounted for in accordance with the provisions of Financial Accounting Standards Board's Accounting Standards Codification Topic 350 "Intangible Assets."

Revenue recognition – Placement fees are earned upon the successful conclusion of placement engagements and throughout the life of the engagement until the account is terminated.

Income taxes – The Company is organized as a limited liability company, which is treated as a disregarded entity for federal tax purposes. Under limited liability company rules, substantially all income tax liabilities flow through to the Member, with the exception of certain state taxes. Federal, state, and local income taxes have not been provided for in these financial statements to the extent the Member of the Company is responsible for reporting its allocable share of income, gains, deductions, losses, and credits on its respective individual tax returns. The Company files income tax returns in the U.S federal jurisdiction and the state of California. Generally, the Company is subject to examination by federal (or state and local) income tax authorities for three years from the filing of a tax return.

Subsequent events – Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 22, 2017, the date the financial statements were issued.

Note 3 – Purchase of McMorgan & Company Capital Advisors, LLC

On October 1, 2012, the Parent acquired all of the assets of Radiant Securities, LLC. Under FASB ASC Topic 805, *Business Combination*, the Parent recorded the transaction as an asset purchase using the acquisition method of accounting. Accordingly, assets acquired are measured at their estimated fair values at the date of acquisition.

The final allocation of purchase price is presented in the following table:

Purchase price	$	60,000
Cash	$	5,000
Intangible asset (license to operate)		55,000
Fair value of assets acquired	$	60,000

The Company recognized amortization expense of $10,314 for the year ended December 31, 2016, related to the intangible asset. The carrying value of the intangible asset as of December 31, 2016, was as follows:

Intangible asset (license to operate)	$	55,000
Accumulated amortization		(55,000)
	$	-

Note 4 – Related-Party Transactions

As of October 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent, whereby the Company will reimburse the Parent for payroll and certain administrative costs. These costs totaled $597,437 for the year ended December 31, 2016, and are included in compensation and operating expenses on the accompanying statement of operations, of which $110,589 is included in the liabilities section of the Statement of Financial Condition as of December 31, 2016.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $264,297, which was $253,917 in excess of its required net capital of $10,380. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016, was 0.59 to 1.

Note 6 – Concentrations

The Company has cash and cash equivalents in the form of deposits, which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

One customer accounted for 40% of revenue and 59% of placement fee receivable for the year ended and as of December 31, 2016. Another customer accounted for 35% of revenue, but did not represent a concentration of placement fee receivable greater than 10% as of December 31, 2016. A third customer accounted for 11% of revenue and 32% of placement fee receivable for the year ended and as of December 31, 2016.

Note 7 – Defined Contribution Plan

Employees are eligible to participate in a 401(k) defined contribution plan administered by the Parent. The Parent matches 50% of an employee's contribution up to 6% of eligible compensation. In addition, the plan allows for a profit sharing contribution that is a discretionary contribution determined annually by the Parent. If made, the profit sharing contribution is based on a percentage of the employee's eligible earnings. The expense amounted to $18,513 for the year ended December 31, 2016. The expense is covered by the Expense Sharing Agreement and is included in compensation expense on the accompanying statement of operations.

McMorgan & Company Capital Advisors, LLC

Report of Independent Registered Public Accounting Firm
and Financial Statement

December 31, 2016

armanino

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